UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RELYPSA, INC.

(Name of Subject Company)

RELYPSA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

759531106

(CUSIP Number of Class of Securities)

John A. Orwin

President and Chief Executive Officer

Relypsa, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 421-9500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Relypsa, Inc., a Delaware corporation (“Relypsa”), filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland (“Parent” or “Galenica”), to purchase all of the issued and outstanding shares of Relypsa’s common stock, par value $0.001 per share (the “Company Shares”), at a purchase price of $32.00 per Company Share (the “Offer Price”), payable to the holder thereof in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on August 4, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth sentence of the first paragraph under the heading entitled “Regulatory Approvals” on page 71 of the Schedule 14D-9 with the following:

“The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m., New York City time, on August 8, 2016 without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Relypsa, Inc.

By:	/s/ Ronald A. Krasnow
	Name:	Ronald A. Krasnow
	Title:	Senior Vice President and General Counsel

Dated: August 9, 2016

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